UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 000-14948

Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fiserv, Inc.

255 Fiserv Drive

Brookfield, Wisconsin 53045

REQUIRED INFORMATION

The 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two fiscal years ended December 31, 2010 and 2009, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries

Date: June 17, 2011	By:	/s/ Thomas J. Hirsch
Thomas J. Hirsch
Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Fiserv, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

Appendix 1

401(k) SAVINGS PLAN OF FISERV, INC. AND ITS PARTICIPATING SUBSIDIARIES

Financial Statements as of and for the Years Ended December 31, 2010 and 2009,

Supplemental Schedule as of December 31, 2010, and

Report of Independent Registered Public Accounting Firm

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

the 401(k) Savings Plan of Fiserv, Inc.

and Its Participating Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and this schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Milwaukee, Wisconsin

June 17, 2011

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Investments:
Mutual funds	$1,242,455,277	$1,080,951,706
Common collective trust	124,668,576	113,863,563
Fiserv Stock Fund	55,187,372	48,472,648

Total investments	1,422,311,225	1,243,287,917

Receivables:
Employer contributions	382,933	10,082,171
Participant contributions	—	1,170
Notes receivable from participants	31,550,796	27,545,963

Total receivables	31,933,729	37,629,304

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,454,244,954	1,280,917,221

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(4,909,212)	(2,409,434)

NET ASSETS AVAILABLE FOR BENEFITS	$1,449,335,742	$1,278,507,787

See accompanying notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

CONTRIBUTIONS:
Participant contributions	$77,092,484	$78,160,864
Employer contributions	26,995,230	37,178,852
Rollover contributions	5,960,957	4,019,132
Asset transfers into the Plan	—	192,640,300

Total contributions	110,048,671	311,999,148

INVESTMENT AND OTHER INCOME:
Dividends and interest	27,888,259	26,287,210
Interest on notes receivable from participants	1,814,033	1,689,460
Net increase in fair value of investments	133,435,862	166,286,419

Total investment and other income	163,138,154	194,263,089

DEDUCTIONS:
Benefits paid to participants	102,270,086	66,063,871
Administrative expenses	88,784	109,596
Asset transfers out of the Plan	—	1,925,980

Total deductions	102,358,870	68,099,447

NET INCREASE	170,827,955	438,162,790

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,278,507,787	840,344,997

End of year	$1,449,335,742	$1,278,507,787

See accompanying notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	PLAN DESCRIPTION

The following description of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is provided for general information only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General — The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Associates regularly scheduled to work at least 20 hours per week on the payroll and personnel records with Fiserv, Inc. (the “Company”) or its participating subsidiaries are eligible to participate in the Plan on the first day of employment. If an associate is not regularly scheduled to work at least 20 hours per week but completes 1,000 hours of service during the twelve month period beginning on the associate’s hire date and ending on the first anniversary of the associate’s employment, the associate will become eligible to participate in the Plan on the first day of the month following or coinciding with the first anniversary date of the associate’s hire.

Contributions — Employer matching contributions are equal to 100% of the first 1% and 40% of the next 5% of salary reduction contributions made by Plan participants. However, to the extent permitted by ERISA and the Internal Revenue Code (“IRC”), the Company’s board of directors (the “Board of Directors”) may elect to decrease or eliminate the Company’s matching contribution. The Board of Directors may also approve additional employer contributions, subject to federal tax limitations. Employer contributions are remitted to the Plan custodian each pay period.

Participants may elect to make salary reduction contributions not to exceed a maximum percentage of compensation designated by the Board of Directors (50% of salary at December 31, 2010 and 2009). Contributions are subject to federal tax limitations. Rollover contributions consist of participants’ transfers of balances into the Plan from other plans. Employer, participant and rollover contributions are invested as directed by Plan participants. The Company remits participant contributions to the Plan custodian each pay period.

Participants may irrevocably designate all or any part of their elective deferrals to the Plan as Roth 401(k) deferrals, provided the eligibility requirements have been met. The Roth 401(k) deferrals are contributed to the Plan after-tax and are included in the computation of the participant’s personal income. Because the amounts are contributed after-tax, the deferrals and, in most cases, earnings on the deferrals, are not subject to Federal income taxes when distributed to participants as long as the distributions are considered to be qualified. The combined total of pre-tax deferrals and Roth 401(k) deferrals may not exceed the maximum dollar limitation allowable under law.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account reflects participant contributions, employer contributions, transfers into and out of the Plan, benefits paid to participants, and allocations of investment income and losses and administrative expenses. Allocations are based on participant account earnings or balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Plan participants are entitled to the accumulated interest in their respective accounts as of their respective termination date, 65th birthday, death or permanent disability. In the event of termination of employment, a participant is entitled to receive the vested balance in his or her account under the Plan. Employer contributions vest 100% after two years of employment with the Company. Participant contributions vest immediately.

Forfeitures — Forfeitures totaled $495,071 and $403,302 at December 31, 2010 and 2009, respectively, and will be used to reduce future employer contributions. The Plan provides for restoration of forfeited funds upon re-employment of former participants in specified circumstances. During 2010 and 2009, employer contributions were reduced by $417,387 and $1,150,833, respectively, from forfeited nonvested accounts.

Investment Options — Participants direct the investment of their account balance into various investment options of the Plan in 1% increments. The Plan offered mutual funds, a common collective trust, and the Fiserv Stock Fund as investment options for participants as of December 31, 2010 and 2009, and the Plan has no commitments related to these investments. Participants may sell their investments held by the Plan without restriction.

Notes Receivable from Participants — Participants may request loans of up to the lesser of $50,000 or 50% of the current market value of the vested and nonforfeitable balances in their accounts. The rate of interest charged on participant loans is determined by the administrator of the Plan and is set as of the loan request date (4.25% to 11.5% at December 31, 2010). Generally, loans require repayment within five years; however, primary residence loan maturities can be up to 30 years.

Payment of Benefits — Upon termination of employment for any reason, including death or disability, a participant may elect to receive a distribution in a lump sum of the vested portion of his or her account. If no such election is made within 90 days and the participant’s vested interest in the Plan is more than $1,000 but not more than $5,000, it will automatically be rolled over to a new individual retirement account at Vanguard, the third party administrator of the Plan. If the vested interest is $1,000 or less, a lump sum cash distribution will be made. If a participant’s vested interest exceeds $5,000, the vested portion of his or her account will remain in the Plan until the participant or the participant’s representative elects to receive a distribution.

Upon termination of employment, as part of a distribution in a lump sum, a participant may request that amounts invested in the Fiserv Stock Fund be distributed entirely in cash or stock. The Plan contains special rules prescribed by the IRC regarding the commencement of distributions to participants who attain age 70 1/2.

Administrative Expenses — Certain expenses incurred in connection with administering the Plan are paid by the Company. Commission expenses incurred with respect to the transactions of the Fiserv Stock Fund are paid by the fund. Loan processing fees are charged directly to the account of the participant to whom the loan is made.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Subsequent events have been evaluated through the issuance date of this report.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

New Accounting Pronouncement — During 2010, the Plan adopted a new accounting standard which requires the reporting of loans to participants as notes receivable measured at the unpaid principal balance plus any accrued and unpaid interest. Upon adoption, participant loans as of December 31, 2009 were reclassified from investments to notes receivable from participants.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Vanguard Retirement Savings Trust Fund, a common collective trust that holds fully benefit-responsive guaranteed investment contracts which are issued by financial institutions or backed by bond trusts, is valued at fair market value and then adjusted to contract value. This fund reported average yields of 3.4% and 3.2% for 2010 and 2009, respectively, and crediting interest rates of 3.6% and 3.3% at December 31, 2010 and 2009, respectively. Common stock of Fiserv, Inc. is valued at its year-end market price.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2010 and 2009, no amounts were due to participants who elected to withdraw from participation in the Plan.

Risks and Uncertainties — The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits and are classified in the following categories at December 31, 2010 and 2009:

	Total	Level 1	Level 2
December 31, 2010

Equity strategy funds	$736,442,410	$736,442,410	$—
Bond funds	75,908,079	75,908,079	—
Target funds	430,104,788	430,104,788	—
Common collective trust	124,668,576	—	124,668,576
Fiserv Stock Fund	55,187,372	55,187,372	—

Total	$1,422,311,225	$1,297,642,649	$124,668,576

	Total	Level 1	Level 2
December 31, 2009

Equity strategy funds	$644,561,161	$644,561,161	$—
Bond funds	69,550,859	69,550,859	—
Target funds	366,839,686	366,839,686	—
Common collective trust	113,863,563	—	113,863,563
Fiserv Stock Fund	48,472,648	48,472,648	—

Total	$1,243,287,917	$1,129,424,354	$113,863,563

The Plan uses valuation techniques based on the inputs available to measure the fair value of its investments. Mutual funds and the Fiserv Stock Fund are measured at fair value using level one inputs. The fair values of mutual funds are based on quoted net asset values, and the fair values of the Fiserv Stock Fund are based on quoted market prices. The investment contracts held in the common collective trust are measured at fair value using level two inputs, which include significant observable inputs other than quoted prices in active markets.

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009 were as follows:

	2010	2009

Vanguard Wellington Fund Investor Shares*	$245,223,166	$228,806,495
Vanguard Retirement Savings Trust*	124,668,576	113,863,563
Vanguard 500 Index Fund Investor Shares*	118,325,753	103,006,485
Vanguard Target Retirement 2025 Fund*	81,589,178	68,906,929
Vanguard Target Retirement 2030 Fund*	80,556,755	69,360,630
Vanguard Total Bond Market Index Fund Investor Shares*	75,908,079	69,550,859

*	Represents a party-in-interest

5.	ASSET TRANSFERS INTO AND OUT OF THE PLAN

Asset transfers into the Plan during 2009 consisted of $192,640,300 of participant account balances transferred into the Plan from certain other terminated defined contribution plans. The terminated defined contribution plans were either previously sponsored by the Company or had sponsors that were acquired by the Company. Asset transfers out of the Plan during 2009 consisted of $1,925,980 of account balances related to participants associated with businesses divested by the Company. These participant account balances were transferred into the defined contribution plans of the divested businesses. There were no asset transfers into or out of the Plan during 2010.

6.	PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

The Plan invests in certain mutual funds and a common collective trust managed by Vanguard. Vanguard is the administrator, custodian and recordkeeper of the Plan; therefore, these transactions are party-in-interest transactions.

At December 31, 2010 and 2009, the Plan held 937,574 and 992,788 shares, respectively, of Fiserv, Inc. common stock with a cost basis of $33,015,679 and $33,784,543, respectively. Fiserv, Inc. is the sponsoring employer and, therefore, a related party of the Plan.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 10, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; nevertheless, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to audits by taxing jurisdictions for 2007 through 2010.

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 39-1506125 Plan: 001

AS OF DECEMBER 31, 2010

				Fair
Identity of Issue	Description	Cost		Value

American Beacon Small Cap Value Fund; Plan Ahead Class*	Mutual Fund		**	$18,054,155
Eaton Vance Large Cap Value Fund; A Shares*	Mutual Fund		**	64,969,227
Vanguard 500 Index Fund Investor Shares*	Mutual Fund		**	118,325,753
Vanguard Explorer Fund Investor Shares*	Mutual Fund		**	71,819,201
Vanguard Inflation-Protected Securities Fund Investor Shares*	Mutual Fund		**	23,871,029
Vanguard International Growth Fund Investor Shares*	Mutual Fund		**	38,379,311
Vanguard International Value Fund*	Mutual Fund		**	46,962,008
Vanguard Mid-Cap Index Fund Investor Shares*	Mutual Fund		**	54,915,750
Vanguard Morgan Growth Fund Investor Shares*	Mutual Fund		**	53,100,317
Vanguard Prime Money Market Fund*	Mutual Fund		**	822,493
Vanguard Target Retirement 2005 Fund*	Mutual Fund		**	4,066,911
Vanguard Target Retirement 2010 Fund*	Mutual Fund		**	19,454,011
Vanguard Target Retirement 2015 Fund*	Mutual Fund		**	48,048,151
Vanguard Target Retirement 2020 Fund*	Mutual Fund		**	63,387,450
Vanguard Target Retirement 2025 Fund*	Mutual Fund		**	81,589,178
Vanguard Target Retirement 2030 Fund*	Mutual Fund		**	80,556,755
Vanguard Target Retirement 2035 Fund*	Mutual Fund		**	69,429,120
Vanguard Target Retirement 2040 Fund*	Mutual Fund		**	39,564,081
Vanguard Target Retirement 2045 Fund*	Mutual Fund		**	14,164,623
Vanguard Target Retirement 2050 Fund*	Mutual Fund		**	5,409,078
Vanguard Target Retirement 2055 Fund*	Mutual Fund		**	48,774
Vanguard Target Retirement Income*	Mutual Fund		**	4,386,656
Vanguard Total Bond Market Index Fund Investor Shares*	Mutual Fund		**	75,908,079
Vanguard Wellington Fund Investor Shares*	Mutual Fund		**	245,223,166
Vanguard Retirement Savings Trust*	Common Collective Trust		**	124,668,576
Fiserv Stock Fund*	Company Stock Fund		**	55,187,372

Notes Receivable from Participants (4.25%-11.5%)	Participant Loans	—		31,550,796

TOTAL ASSETS (HELD FOR INVESTMENT AT END OF YEAR)				$1,453,862,021

*	Represents a party-in-interest
**	Cost information not required for participant-directed investments.

See Report of Independent Registered Public Accounting Firm.